EXHIBIT 21.1

Pivotal Corporation - Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation.
Pivotal Corporation	Washington
Pivotal Corporation Limited	U.K.
Pivotal Corporation France S.A.	France
Exactium Ltd.	Israel
Exactium, Inc.	Delaware
590813 British Columbia Ltd.	British Columbia
590822 British Columbia Ltd.	British Columbia
Pivotal Corporation Ireland	Ireland
Pivotal Technologies Corporation Limited	Ireland
Pivotal Corporation (N.I.) Limited	Northern Ireland
Pivotal GmbH	Germany
Pivotal Corporation Australia Pty. Ltd.	Australia
Nihon Pivotal K.K.	British Columbia
Project One Business Technologies Inc.	British Columbia
1254590 Ontario Limited	Ontario